UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 15

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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35706

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Apollo Endosurgery, Inc.

(Exact name of registrant as specified in its charter)

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1120 S. Capital of Texas Highway
Building 1, Suite #300
Austin, Texas 78746
Tel: (512) 279-5100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

* Pursuant to an Agreement and Plan of Merger, dated November 29, 2022, among Boston Scientific Corporation, a Delaware corporation (“Parent”), Textile Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and Apollo Endosurgery, Inc., a Delaware corporation (the “Company”), Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Apollo Endosurgery, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:     April 14, 2023

Apollo Endosurgery, Inc.

By:	/s/ Vance R. Brown
Name:	Vance R. Brown
Title:	Vice President, General Counsel and Secretary